UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                     FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

        For Period Ended: March 31, 2008

        |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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American Resources and Development Company


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Former Name if Applicable N/A


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Address of Principal Executive Office (Street and Number)
5891 Sagewood

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City, State and Zip Code
Murray, UT 84107

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense


    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OUr auditors have been unable to complete the necessary audit procedures due to an unusually high volume of work.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


              Tom Stamos                   801                 230-1030
                (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Summary of Operating Results

      Fiscal Year 2008 Vs. Fiscal Year 2007


      American Resources and Development Company has experienced a significant increase in revenues and net income during the year ended March 31, 2008, as compared to the prior fiscal year. During the year ended March 31, 2008, total revenues were $1,803,812, an increase of approximately 265% over the $499,313 in revenues earned during the year ended March 31, 2007. This increase is due primarily to the Company implementing its investment strategy for a full year.

      The Company's net income for the year ended March 31, 2008 was $1,823,743, an increase of approximately 505% over the $299,540 net income earned during the year ended March 31, 2007. This increase is due primarily from increased revenues, similar overhead costs, and a gain on forgiveness of debt in the amount of $306,565.


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                  American Resources and Development Company
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2008                  By: /s/ Tom Stamos, Chief Executive Officer


---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).
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